Item 77 D -

Effective March 31, 2008 ("Effective Date"), the JPMorgan High Yield Bond
Fund was permitted to invest a greater percentage of its assets (up to 20%
of its net assets)  in loan assignments and participations and commitments to purchase loan assignments (collectively, "Loans").  Prior to the
Effective Date, investments in Loans were limited to 15% of the Fund's net assets.